Exhibit 4.21

February 8th 2021

Immunocore Limited
92 Park Drive
Milton Park
Abingdon
Oxon
OX14 4RY
United Kingdom
Attn: Dr. Bahija Jallal, CEO

Dear Dr. Jallal:

Reference is made to that certain Collaboration and Licence Agreement between Immunocore Limited (“Immunocore”) and GlaxoSmithKline Intellectual Property Development Limited (“GSK”) dated June 29, 2013, as amended from time to time (the “Agreement”). Terms not defined in this letter have the meanings ascribed to them in the Agreement.

Following from discussions internally at GSK, GSK has decided to terminate the Agreement pursuant to Section 13.2(b), solely with respect to the Initial Target Program related to the Initial Target (NY-ESO-1) (the “NYESO Program”). Termination of the NYESO Program will be effective 90 Business Days from the date of this notice. We will be in touch shortly to discuss next steps and which of the provisions of Section 13.6 are applicable to the termination of the NYESO Program.

We are disappointed that the NYESO Program will not continue but remain excited about our remaining Collaboration Program. All terms and conditions of the Agreement not affected by this notice remain in full force and effect.

Sincerely,

GlaxoSmithKline Intellectual Property Development Limited

/s/ Claire Macleod
Claire Macleod – Authorized signatory for and behalf of Edinburgh Pharmaceutical Industries Limited

/s/ John Sadler
John Sadler – Authorized signatory for and behalf of Glaxo Group Limited